UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.     )

Cascade Corporation

(Name of Issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

147195-10-1

(CUSIP Number)

Robert C. Warren, Jr.

PO Box 20187

Portland, Oregon  97294-0187

(2201 NE 201st Avenue

Fairview, Oregon 97024-9718)

Telephone:  (503) 669-6300

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Jack Schwartz

Miller Nash LLP

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon  97204

Telephone:  (503) 224-5858

December 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147195-10-1		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warren Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,465,866

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,465,866

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,465,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 147195-10-1		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert C. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 435,847 (1)

	8.	Shared Voting Power: 1,465,866 (2)

	9.	Sole Dispositive Power: 227,664 (3)

	10.	Shared Dispositive Power: 1,631,445 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,892,121 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11): 17.0%

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 64,025 shares held directly, of which 42,604 shares are restricted; 89 shares held by 401(k) plan; 165,579 shares held by the Robert C. and Nani S. Warren Revocable Trust; 9,592 shares held as a fiduciary for family members as to which Mr. Warren has sole voting power; and 196,562 shares issuable upon the exercise of stock options and stock appreciation rights ("SARs") within 60 days of December 16, 2010, with the number of shares issuable upon exercise of SARs calculated as of that date.

(2) Consists of 1,465,866 shares held by Warren Holdings, LLC.

(3) Consists of 21,421 shares held directly, 89 shares held by 401(k) plan; 9,592 shares held as a fiduciary for family members as to which Mr. Warren has sole dispositive power; and 196,562 shares issuable upon the exercise of stock options and SARs within 60 days of December 16, 2010.

(4) Consists of 1,465,866 shares held by Warren Holdings, LLC; and 165,579 shares held by the Robert C. and Nani S. Warren Revocable Trust.

(5) Consists of 64,025 shares held directly, of which 42,604 shares are restricted; 89 shares held by 401(k) plan; 165,579 shares held by the Robert C. and Nani S. Warren Revocable Trust; 1,465,866 shares held by Warren Holdings, LLC; and 196,562 shares issuable upon the exercise of stock options and SARs within 60 days of December 16, 2010. Does not include 9,592 shares held as a fiduciary for family members and 1,200 shares owned by Mr. Warren's spouse, as to all of which Mr. Warren disclaims beneficial ownership.

CUSIP No. 147195-10-1		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wendy Warren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 84,811

	8.	Shared Voting Power: 1,465,866

	9.	Sole Dispositive Power: 84,811

	10.	Shared Dispositive Power: 1,465,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 14.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 147195-10-1	SCHEDULE 13D

Item 1.  Security and Issuer.

The title of the class of equity securities to which this Schedule 13D (the “Statement”) relates is common stock, $.50 par value (“Common Stock”), of Cascade Corporation, an Oregon corporation (the “Company”).  The address of the Company’s principal executive offices is 2201 NE 201st Avenue, Fairview, Oregon 97024-9718.

Item 2.  Identity and Background.

(a)-(c), (f)       This Statement is filed by Warren Holdings, LLC, a Washington limited liability company (“Warren Holdings”), and Robert C. Warren Jr., and Wendy Warren, the managers of Warren Holdings. Mr. Warren and Ms. Warren are brother and sister and share voting and investment power as to shares owned by Warren Holdings.

The business address of Warren Holdings is 82 Swigert Road, Washougal, Washington 98671. Warren Holdings is a limited liability company whose sole purpose is to hold shares of the Company’s Common Stock for the benefit of various members of the Warren family.

Mr. Warren’s present principal occupation is serving as President and Chief Executive Officer, and as a Director, of the Company. The Company’s address is set forth in Item 1.  Mr. Warren is a citizen of the United States.

Ms. Warren’s present principal occupation is as a private investor.  Ms. Warren is a citizen of the United States.

(d)-(e)     During the last five years, no reporting person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 16, 2010, Warren Holdings received 662,317 shares of Common Stock as a contribution from The Robert C. and Nani S. Warren Revocable Trust (the “Warren Trust”), in exchange for membership interests in Warren Holdings.  No cash consideration was paid in the transaction.

Item 4.  Purpose of Transaction.

Each reporting person may acquire or dispose of shares of Common Stock from time to time for personal reasons.  The acquisition of shares of Common Stock by Warren Holdings described in Item 3 that is the subject of this report was for planning purposes and did not result in a change in the total holdings of the Warren family.

Mr. Warren may, in the ordinary course of acting in his capacity as President and Chief Executive Officer of the Company, engage in activities which relate to or would result in any or

CUSIP No. 147195-10-1	SCHEDULE 13D

all of the items listed in Item 4(a)-(j) below. In addition, Mr. Warren may from time to time acquire shares or rights to acquire shares as part of his compensation for services to the Company or for other reasons, and he may also dispose of shares from time to time for planning or other purposes.

Except as set forth above, no reporting person, as of the date of this Statement, has any present plans or proposals which relate to or would result in:

(a)           The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)            Any other material change in the Company’s business or corporate structure;

(g)           Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)     Calculations of the percentage of shares beneficially owned by reporting persons set forth in this filing are based on 10,961,238 shares of Common Stock outstanding as of November 17, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended October 31, 2010.

(1)           Share ownership information for Warren Holdings:

(A)          Aggregate number of shares beneficially owned:  1,465,866
Percentage:  13.4%

(B)           1.  Sole power to vote or to direct vote:  1,465,866
2.  Shared power to vote or to direct vote:  0

CUSIP No. 147195-10-1	SCHEDULE 13D

3.  Sole power to dispose or to direct the disposition:  1,465,866
4.  Shared power to dispose or to direct disposition:  0

(2)           Share ownership information for Robert C. Warren, Jr.:

(A)          Aggregate number of shares beneficially owned:  1,892,121
Percentage:  17.0%

(B)           1.  Sole power to vote or to direct vote: 435,847
2.  Shared power to vote or to direct vote:  1,465,866
3.  Sole power to dispose or to direct the disposition: 227,664
4.  Shared power to dispose or to direct disposition:  1,631,445

Mr. Warren shares the power to vote shares owned by Warren Holdings with Wendy Warren.

Mr. Warren shares the power to dispose of shares owned by Warren Holdings with Wendy Warren.  The dispositive power with respect to 165,579 shares held by the Warren Trust is shared with the co-trustees, Wendy Warren, Nani Warren, and Jack B. Schwartz.  Nani Warren is the mother of Robert and Wendy Warren.  Mr. Schwartz is a partner with the law firm of Miller Nash LLP, which is located at 111 S.W. Fifth Avenue, Suite 3400, Portland, Oregon 97204.

(3)           Share ownership information for Wendy Warren:

(A)          Aggregate number of shares beneficially owned:  1,550,677
Percentage:  14.1%

(B)           1.  Sole power to vote or to direct vote:  84,811
2.  Shared power to vote or to direct vote:  1,465,866
3.  Sole power to dispose or to direct the disposition:  84,811
4.  Shared power to dispose or to direct disposition:  1,465,866

Ms. Warren shares voting and dispositive power over shares owned by Warren Holdings with Robert C. Warren, Jr.

(c)         Within the 60 days prior to the date of this filing, the following transactions in Common Stock were effected by the reporting persons listed above.

(1)           Warren Holdings, LLC.  On December 16, 2010, Warren Holdings received 662,317 shares of Common Stock as a contribution from the Warren Trust, in exchange for membership interests in Warren Holdings.  No cash consideration was paid in the transaction.

CUSIP No. 147195-10-1	SCHEDULE 13D

(2)           Robert C. Warren, Jr. Mr. Warren gifted shares of Common Stock as follows:

Date	Number of Shares	Price Per Share
12/13/2010	1,250	$0.00
12/21/2010	570	$0.00
12/21/2010	570	$0.00

Mr. Warren also sold shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share	Total Sale Price
12/09/2010	10,000	$46.08	$460,751.00
12/10/2010	7,600	$45.58	$346,433.08
12/13/2010	4,000	$46.40	$185,585.20
12/14/2010	6,500	$46.07	$299,442.65
12/15/2010	5,776	$46.10	$266,265.51
12/20/2010	23,124	$45.42	$1,050,326.77

(3)           Wendy Warren. Ms. Warren has not acquired or disposed of shares of the Common Stock in the past 60 days.

(d)           No person other than the reporting persons and the respective beneficiaries of shares held in trust or the respective members of Warren Holdings, of which the persons named herein serve as managers or trustees, have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Company owned or acquired by the reporting persons.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Joint Filing Agreement filed as Exhibit 1 and the Operating Agreement for Warren Holdings, by and among the limited liability company and its members, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.  The Operating Agreement includes provisions providing for the proportionate sharing of profits and losses in the LLC.  Various members of the Warren family and their related interests own membership interests in Warren Holdings, including reporting persons Robert C. Warren, Jr. and Wendy Warren.  As members, Mr. Warren and Ms. Warren are entitled to an allocation of a portion of profits of the company.

See Item 2 above regarding disclosure of the relationships between the reporting persons.

CUSIP No. 147195-10-1	SCHEDULE 13D

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement dated December 23, 2010.

CUSIP No. 147195-10-1	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 23, 2010

WARREN HOLDINGS, LLC

/s/ Robert C. Warren, Jr.
By:	Robert C. Warren, Jr.
Manager

ROBERT C. WARREN, JR.

/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr.

WENDY WARREN

/s/ Wendy Warren
Wendy Warren

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations. (See 18 U.S.C. 1001.)